September 26, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (860) 728.7613

Mr. George David
Chief Executive Officer
United Technologies Corporation
One Financial Plaza
Hartford, CT 06103

> **Re: United Technologies Corporation**
> **Definitive 14A**
> **Filed February 23, 2007**
> **File No. 001-00812**

Dear Mr. David:

We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

The Committee on Compensation and Executive Development, page 8

1. Please refer to the disclosure in the second paragraph of this section. Please disclose the nature and scope of the consultant's assignment and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Designing a Competitive Compensation Package, page 10

2. You indicate that your compensation is benchmarked against a peer group of 25 specific companies. Please discuss in greater detail how your benchmark companies were selected. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

3. You refer to "general industry compensation" data provided by your compensation consultant. Please disclose the nature of such data and how it is used by the company in making compensation decisions given your disclosure that compensation is benchmarked against a specific peer group.

Annual Bonuses, page 12

4. Please refer to the penultimate paragraph on page 12. It appears that your 2006 annual bonus targets are benchmarked against the Dow Jones Industrials. Similarly, your performance share targets are benchmarked against the S&P 500. Please disclose the rationale for benchmarking against these indexes, rather than your peer group.

Performance Share Units, page 13

5. Please explain how "total shareowner return" is calculated.

6. You indicate in the third sentence of footnote (2) of the Grants of Plan-Based Awards that 50% of PSUs are subject to EPS growth targets and 50% are subject to TSR targets. This disclosure suggests that half of the PSUs vest based upon satisfaction of one measure and the other half vested based upon the other measure. However, your disclosure in the remainder of footnote (2) suggests that both targets must be satisfied in order for vesting to occur and your disclosure

under the heading "Performance Share Units" on page 13 states that EPS and TSR targets are "weighted equally." Please revise the Compensation Discussion & Analysis and the table to explain.

Named Executive Officer Compensation, page 14

7. Throughout your Compensation Discussion & Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, on page 14, you state you considered the seniority and sustained performance of the company over the past ten years to set Mr. David's salary. Please analyze how the committee's consideration of these factors resulted in the specific base salary paid to Mr. David. As another example, you provide limited analysis of how your long term equity awards were determined. Please disclose the specific factors considered by the committee in ultimately approving particular pieces of each named executive officer's compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.

8. You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Annual Bonus, page 14

9. You state that the Carrier Corporation pool was established at 51% of baseline. For each of the 2006 Corporate Office pool and the Otis Elevator Company pool, please also disclose the award pool as a percentage of baseline.

Long-Term Incentive Awards, page 14

10. Please describe the committee's policies with respect to "out-of-cycle" SARs grants, such as those made to five of the six named executive officers in 2006.

Program Administration, page 15

11. You indicate that the company does not back date or re-price its stock options or SARs. Please also disclose whether options or SARs may be granted at times when the board or committee is in possession of material non-public information.

Summary Compensation Table, page 16

12. As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. David differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

13. Refer to footnote (4). Please revise your Compensation Discussion and Analysis to fully describe the operation of the Continuous Improvement Incentive Program.

Termination/Change-in-Control, page 23

14. Where appropriate, please disclose how the appropriate payment and benefit levels are determined for purposes of termination and severance packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

15. Please consider adding a column or row to aggregate the amount of benefits a named executive officer would receive upon change in control or termination.

16. Your disclosure in footnote (1) indicates that certain change-in-control payments are contingent upon the occurrence of a double trigger. However, the second trigger may be either voluntary or involuntary termination. Please disclose the rationale for enhancing benefits if a named executive elects, in his or her discretion, to terminate employment within two years of a change in control. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Director Compensation, page 24

17. Disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

18. For each director, disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

19. In addition, please include disclosure in footnote (3) or the narrative following the table, which briefly describes the prior stock option program pursuant to which FAS 123R expenses were incurred in 2006.

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor